UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-38397

Farmmi, Inc.
(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On April 24, 2023, Farmmi, Inc., a Cayman Islands company (the “Company”), announced that it has established a new subsidiary, FARMMI USA INC. in Newark, California (“Farmmi USA”).

The Company plans to use Farmmi USA as the platform to sell its high-quality agricultural products to the North America market and to sell high-quality food products from North America to Asia. The formation of Farmmi USA is another important step in deepening the Company's international business strategy, following the establishment of FARMMI CANADA INC., a wholly-owned Canadian subsidiary last year.

On April 24, 2023, the Company issued a press release entitled “Farmmi Establishes New FARMMI USA INC. Wholly-Owned Subsidiary” A copy of the please release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Exhibits

Exhibit 99.1	Press release dated April 24, 2023, entitled “Farmmi Establishes New FARMMI USA INC. Wholly-Owned Subsidiary”

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: April 24, 2023	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer

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